UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Mike Wilkens

Volition Capital LLC

177 Huntington Avenue, 16th Floor

Boston, MA 02115

617-830-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Volition Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,340,019 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,340,019 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,340,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Represents 4,739,336 shares of Class A common stock (“Class A Common Stock”) underlying the Series A Preferred Stock (as defined in Item 3 of the Original Schedule 13D) and 1,600,683 shares of Class A Common Stock issuable upon the exercise of the Warrants (as defined in Item 3 of the Original Schedule 13D) which are exercisable within 60 days of this Statement (as defined below). These securities are directly held by Volition Fund IV (as defined in Item 2(a) of the Original Schedule 13D). Volition Capital Advisors IV (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Volition Fund IV. The managing members of Volition Capital Advisors IV are Lawrence Cheng, a member of the Issuer’s Board (as defined in Item 2(a) of the Original Schedule 13D), Sean Cantwell and Roger Hurwitz. The Managing Members (as defined in Item 2(a) of the Original Schedule 13D) and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 31,414,013 shares of Class A Common Stock issued and outstanding as of November 6, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission (the “Commission”) on November 9, 2023 (the “Form 10-Q”) plus 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate (as defined in Item 3 of the Original Schedule 13D), and 1,600,683 shares of Class A Common Stock issuable upon the exercise of the Warrants which are exercisable within 60 days of this Statement.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Volition Capital Advisors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,340,019 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,340,019 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,340,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock and 1,600,683 shares of Class A Common Stock issuable upon the exercise of the Warrants which are exercisable within 60 days of this Statement. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 31,414,013 shares of Class A Common Stock issued and outstanding as of November 6, 2023 as reported by the Issuer in its Form 10-Q, plus 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate, and 1,600,683 shares of Class A Common Stock issuable upon the exercise of the Warrants which are exercisable within 60 days of this Statement.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Lawrence Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,340,019 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,340,019 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,340,019 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock and 1,600,683 shares of Class A Common Stock issuable upon the exercise of the Warrants which are exercisable within 60 days of this Statement. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 31,414,013 shares of Class A Common Stock issued and outstanding as of November 6, 2023 as reported by the Issuer in its Form 10-Q, plus 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate, and 1,600,683 shares of Class A Common Stock issuable upon the exercise of the Warrants which are exercisable within 60 days of this Statement.

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Common Stock of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.

This Amendment No. 1 (this “Amendment”) supplements and amends the Schedule 13D relating to the Class A Common Stock of the Issuer that was filed with the Commission on August 21, 2023 (the “Original Schedule 13D”). This Amendment is being filed to update the number of shares of Class A Common Stock beneficially owned by the Reporting Persons since the date of the Original Schedule 13D due to the Warrants to purchase Class A Common Stock held by Volition Fund IV becoming exercisable within 60 days after this Amendment and the resulting increase of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

VOLITION CAPITAL FUND IV, L.P.

By:	Volition Capital Advisors IV, LLC
Its:	General Partner

By:	/s/ Lawrence Cheng
Lawrence Cheng, Managing Member

VOLITION CAPITAL ADVISORS IV, LLC

By:	/s/ Lawrence Cheng
Lawrence Cheng, Managing Member

/s/ Lawrence Cheng
Lawrence Cheng